Exhibit 99.1

Gerdau Ameristeel Reaches Four-Year Agreement with United Steelworkers in Cambridge, Ontario

Tampa, Fla., May 19, 2005 — Gerdau Ameristeel Corporation (TSX: GNA.TO, NYSE: GNA) announced today that it has reached agreement on a four-year contract with the United Steelworkers Local 8918 members at its steel mill in Cambridge, Ontario.

The new contract extends through May 15, 2009, and covers approximately 190 employees at the Cambridge facility. Union employees ratified the agreement yesterday.

“We are very pleased that this long-term agreement benefits employees and the company. It is a demonstration of Gerdau Ameristeel’s commitment to employee engagement,” said vice president of human resources, Jim Rogers. “The agreement will enable us to implement a planned $20 million in new capital investments at the mill over the next three years and involve our Cambridge team in improvement projects. The stability the four-year contract provides will also allow the company to be flexible and responsive to market and customer demands.”

Gerdau Ameristeel’s Cambridge mill produces steel squares, rounds, angles, unequal angles, flats, channels, and concrete reinforcing steel (rebar).

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About Gerdau Ameristeel
Gerdau Ameristeel is the second largest minimill steel producer in North America, with annual manufacturing capacity of over 8.4 million tons of mill finished steel products. Through its vertically integrated network of 15 minimills (including one 50%-owned minimill), 16 scrap recycling facilities, and 42 downstream operations, Gerdau Ameristeel primarily serves customers in the eastern two-thirds of North America. The company’s products are generally sold to steel service centers, to fabricators, or directly to original equipment manufacturers for use in a variety of industries, including construction, cellular and electrical transmission, automotive, mining and equipment manufacturing. Gerdau Ameristeel’s common shares are traded on the Toronto Stock Exchange under the symbol GNA.TO and the New York Stock Exchange under the symbol GNA.

Contact
Stephanie Shelton
Communications Manager
Gerdau Ameristeel
(813) 207-2257
sshelton@gerdauameristeel.com